UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32891

HANESBRANDS LLC

f/k/a Hanesbrands Inc.

(Exact name of registrant as specified in its charter)

101 N. Cherry Street

Winston-Salem, North Carolina 27101

(336) 519-8080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	Explanatory Note: On December 1, 2025, Gildan Activewear Inc. (“Gildan”) acquired Hanesbrands Inc. (now known as Hanesbrands LLC) (“Hanesbrands”) through multiple steps pursuant to an Agreement and Plan of Merger, dated as of August 13, 2025, by and among Gildan, Hanesbrands, Galaxy Merger Sub 2, Inc., Galaxy Merger Sub 1, Inc., Helios Holdco, Inc. and Helios Merger Sub, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hanesbrands LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HANESBRANDS LLC

Date: December 11, 2025	By:	/s/ Anne St-Pierre
Name: Anne St-Pierre
Title: President